

7 Atir Yeda Street
Kfar Saba 44425, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on November 4th, 2004

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.001 nominal value per share (the "**Ordinary Shares**"), of M-Systems Flash Disk Pioneers Ltd. ("**M-Systems**" or the "**Company**") in connection with the solicitation by the Board of Directors of the Company (the "**Board**") of proxies for use at the Annual General Meeting (the "**Annual General Meeting**" or the "**Meeting**") of the shareholders of the Company (the "**Shareholders**"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, November 4th, 2004, at 10:00 a.m., local time, at the offices of the Company located at 7 Atir Yeda St., Kfar Saba 44425, Israel.

It is proposed that at the Annual General Meeting the following Resolutions be adopted:

(i)   That five (5) persons be elected to serve as members of the Board ("**Directors**"), in addition to the two (2) currently serving as external directors ("**External Directors**") within the meaning of Israeli Companies Law 5759-1999 (the "**Companies Law**") who were elected at the Annual General Meeting held in 2003 for a fixed term of three (3) years as required by the Companies Law and who are not subject to re-election; and

(ii)   That Kost Forer Gabbay & Kasierer (a member of Ernst & Young International) be reappointed as the Company's independent auditors for the fiscal year ending December 31st, 2004, and that the Audit Committee of the Board be authorized to fix the remuneration of the auditors in accordance with the volume and nature of their services; and

(iii)   That the grant of stock options (1) to the Company's President (who also serves the Company in the capacity of Chief Executive Officer and Chairman of the Board), (2) to the Company's Executive Vice President of Business Development, and (3) to the Company's Chief Marketing Officer (each of whom is a Director in addition to his or her being an employee of the Company), be approved, and that the grant of stock options to those Directors of the Company who are not employees of the Company ("**Non-Employee Directors**") be approved, and in this connection, that the Company's pre-existing general policy of issuing a fixed number of options to the Non-Employee Directors on an annual basis (consistent with the applicable provisions of the Companies Law regarding the remuneration of External Directors), be ratified and approved; and

(iv)   That the number of Ordinary Shares reserved for issuance under the Company's 2003 Stock Option and Restricted Stock Incentive Plan (the "**Option Plan**") be increased by an additional 3,000,000 Ordinary Shares and that the Option Plan shall be amended accordingly.

In addition, in the Annual General Meeting, the Company's management will review the Company's Consolidated Financial Statements for the year ended December 31st, 2003 and answer appropriate questions relating thereto.

At the Annual General Meeting, the Board (and the Audit Committee of the Board (the "**Audit Committee**") in the case of the Ordinary Resolutions relating to item (iii)) will propose the adoption of Ordinary Resolutions relating to all the matters being considered. An Ordinary Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting thereon.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

Proxies are expected to be mailed to shareholders on or about September 27th, 2004 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram, telecopier or other personal contact. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On September 27th, 2004 (the "Record Date"), the Company had outstanding 35,155,308 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Only Shareholders of record as of the Record Date, will be entitled to notice of, and to vote at, the Annual General Meeting. Two (2) or more Shareholders holding in the aggregate more than twenty five percent (25%) of the outstanding Ordinary Shares, and present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting. If a quorum is not present at the time and date scheduled for the Meeting, the Chairman may adjourn the Meeting to the same day and time in the next week (or thereafter), at which adjourned Meeting any two Shareholders present in person or by proxy and entitled to vote will constitute a quorum.

If the accompanying proxy card is properly signed and returned to the Company and not revoked, it will be voted in accordance with the instructions contained therein or, if no instruction is noted, will be voted in favor of the matters described. With respect to the election of directors, votes may be cast in favor or withheld; votes that are withheld will be excluded entirely from the vote and will have no effect. Proxies may be marked as abstaining on any matter to be acted upon by Shareholders (other than the election of directors); such proxies will be treated as present at the Meeting for purposes of determining the existence of a quorum but will not be counted as votes cast on such matters.

ITEM 1

ELECTION OF DIRECTORS

The Company's Articles provide that the Board shall consist of such number of Directors (not less than two nor more than fourteen) as may be fixed, from time to time, by the Shareholders. At this time, management is recommending five (5) nominees for election as Directors to serve as Directors until the next Annual General Meeting of the Shareholders. It is intended that proxies will be voted for the election of the five (5) nominees named in the following table (all of whom currently serve as Directors). If elected, Messrs. Moran, Mergi, and Ben Shalom, Dr. Wagner and Ms. Gross are each to hold office as Directors until the next Annual General Meeting and until his or her successor shall have duly taken office, unless his or her office as Director is earlier vacated under any relevant provisions of the Articles.

In addition to the five (5) nominees for election as Directors, the Company has two (2) other Directors - Messrs. Itsik Onfus and Yair Shoham - who constitute External Directors under the Companies Law and, pursuant to the requirements of the Companies Law, were elected at the Annual General Meeting held in 2003, to hold office for a period of three (3) years until the Annual General Meeting to be held in 2006, and are not subject to re-election as Directors.

Should any of the nominees be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any one of the nominees, if elected, would be unable to serve as a Director.

Nominees for the Board

The name of each of the nominees, his or her present principal occupation or employment, and the year in which he or she first became a Director, are as follows:

Name of Nominee	Position with the Company	Director Since
Dov Moran	President, Chief Executive Officer and Chairman of the Board	1989
Aryeh Mergi	Executive Vice President of Business Development and Director	1989
Dana Gross	Chief Marketing Officer and Director	2000
Dr. Hans Wagner[1]	Director	2002
Yossi Ben Shalom[1][2]	Director	2003

[1] Independent Director under NASDAQ rules (together with Messrs. Shoham and Onfus).

[2] Serves as the Chairman of the Audit Committee (of which the External Directors, Messrs. Shoham and Onfus, also serve as members) and qualifies as a 'Financial Expert' under the Sarbanes-Oxley Act of 2002.

The background of each nominee is as follows:

Dov Moran. Mr. Moran is a founder of M-Systems and has been a Director and President, Chief Executive Officer and Chairman of the Board of M-Systems since 1989. Mr. Moran has also been a director and chairman of the board of our U.S. subsidiary, M-Systems Inc. ("MSU"), since 1992. From 1984 to 1989, Mr. Moran was an independent consultant in the computer industry. Prior thereto, Mr.

Moran served in the Israeli Navy for seven years and was director of its microprocessors department. Mr. Moran received a B.Sc. in Computers and Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1977.

Aryeh Mergi. Mr. Mergi is a founder of M-Systems and has been a Director since 1989 and a director of MSU since 1992. Mr. Mergi has been our Executive Vice President of Business Development of the Company since 2000. From 1995 to 2000, he served as Executive Vice President of Sales and Marketing. From 1989 to 1995, he served as Vice President of Research and Development. Mr. Mergi received a B.Sc. in Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1988.

Dana Gross. Ms. Gross has served as the Company's Chief Marketing Officer since July, 2002, and as a director of the Company since September 2000. Ms. Gross joined the Company in July 1992 as Vice President of Operations. She was promoted to Chief Financial Officer in 1994, to President of MSU in 1995, to Executive Vice President of Business Development in 1997, to Vice President of Worldwide Sales in 1998 and to Executive Vice President of the DiskOnChip business unit in 2000. Ms. Gross has served as a director of MSU since 1995. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Dr. Hans Wagner. Dr. Wagner has served as a director of M-Systems since November, 2002. Dr. Wagner is currently a Senior Partner of Omega Partners Ltd., a telecommunications consultancy firm, of which he was a founder in 1977. Dr. Wagner also founded and serves as a director of Ozone Ltd., a manufacturer of recycling devices founded in 1996, and of Pelikon Ltd., a developer and manufacturer of electro-luminescent displays founded in 2000. From 1995 to 2000, Dr. Wagner served as a strategic advisor to the management of Ericsson Mobile LM. From 1984 to 1992, Dr. Wagner was a founder and served as chairman of Technophone, a mobile telephone manufacturer which was then the worldwide number three in sales prior to its acquisition by Nokia. From 1973 to 1977, Dr. Wagner served as the Assistant Secretary General of the UNDP. From 1969 to 1973, Dr. Wagner served as the CEO of SONAB AB, Sweden's second largest communication equipment manufacturer. From 1963 to 1969, Dr. Wagner served as the COO of Incentive AB, Sweden's largest technical conglomerate. Dr. Wagner holds a Masters degree in Chemical Engineering, an MBA degree from the Stockholm School of Economics and a Ph.D. from the Massachusetts Institute of Technology.

Yossi Ben Shalom. Mr. Ben Shalom has served as a director of M-Systems since January, 2003. Mr. Ben Shalom is a co–founder of DBSI Investments Ltd. Before establishing DBSI Investments, Mr. Ben-Shalom had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR - NASDAQ) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom served as an active director on numerous boards, including, among others, on the boards of NICE Systems (NICE - NASDAQ) - computer telephony; Machteshim Agan – chemicals; and Bank Klali. Mr. Ben-Shalom served as an active chairman in Nexus (NXUS), Cimatron (CIMT) and Scopus Technologies. Mr. Ben Shalom holds a BA in Economics and an MA in Business Management from Tel Aviv University.

Alternate Directors

The Companies Law provides that a Director may appoint (subject to appropriate provision in the Articles which do so permit), by written notice to the Company, any individual to serve as an alternate Director so long as such individual does not already serve as a Director or an alternate Director. Any alternate Director will have all of the rights and obligations of the Director appointing him or her. The alternate Director may not act at any meeting at which the Director appointing him or her is present. An alternate Director may act as the alternate for only one Director. Unless the time period or scope of any such appointment is limited by the appointing Director, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing Director's term. Currently, no alternate Directors have been appointed by Directors of the Company.

Committees of the Board

The Articles provide that the Board may delegate any of its powers to one or more committees of the Board, as it deems appropriate, all subject to the provisions of the Companies Law which limit the delegation of certain powers of the Board to its own committees.

Compensation of Directors and Officers

The Company does not currently pay directors' or other fees to its Directors for their service as members of the Board.

The Company has Employment Agreements with Dov Moran, Aryeh Mergi and Dana Gross in their capacity as described above.

It is the current general policy of the Company to issue, subject to the approval of the Shareholders, a fixed number of options to its Non-Employee Directors on an annual basis (consistent with the applicable provisions of the Companies Law regarding the remuneration of External Directors).

The Board recommends a vote FOR all of the nominees to the Board.

ITEM 2

REAPPOINTMENT OF AUDITORS

At the Annual General Meeting, Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young International, will be recommended by the management of the Company to be nominated as the Company's independent auditors for the fiscal year ending December 31st, 2004. Kost Forer Gabbay & Kasierer has no other relationship with the Company or any affiliate of the Company.

The Board will present the following Ordinary Resolution at the Annual General Meeting:

"**RESOLVED,** that Kost Forer Gabbay & Kasierer be, and they hereby are, appointed as the Company's independent auditors for the fiscal year ending December 31st, 2004, and that the Audit Committee of the Board be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the volume and nature of their services."

The Board recommends a vote FOR approval of the proposed Ordinary Resolution appointing Kost Forer Gabbay & Kasierer as independent auditors of the Company for the fiscal year ending December 31st, 2004 and authorizing the Audit Committee of the Board to fix the remuneration of said auditors in accordance with the volume and nature of their services.

ITEM 3

APPROVAL OF THE GRANT OF STOCK OPTIONS TO DIRECTORS OF THE COMPANY

The Company's success depends and will depend to a significant extent on the performance of its management and senior employees, including Messrs. Dov Moran and Aryeh Mergi and Ms. Dana Gross, who serve as the Company's Chairman of the Board, President and Chief Executive Officer, its Executive Vice President of Business Development, and its Chief Marketing Officer, respectively. The Company further relies and will rely on the services of its Non-Employee Directors, including Dr. Hans Wagner and Messrs. Yossi Ben Shalom, Yair Shoham and Itsik Onfus. The loss of the services of any of its Directors could have an adverse effect on the Company. In recognition of the importance of these Directors to the Company, the Board and its Audit Committee have approved, subject to the approval of the Shareholders, the grant of options to said Directors.

Under the Companies Law, since each of Messrs. Moran, Mergi, Ben Shalom, Shoham and Onfus, Dr. Wagner and Ms. Gross is a Director, the grant of stock options to such persons is subject to the approval of the Shareholders.

The Board and its Audit Committee will present the following Ordinary Resolution at the Annual General Meeting:

"**RESOLVED,** that, following the approval both by the Audit Committee and the Board, in compliance with the requirements of the Companies Law,

(i) the grant to Mr. Dov Moran, the Company's Chairman of the Board, President and Chief Executive Officer, of options to purchase Two Hundred Thousand (200,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(ii) the grant to Mr. Aryeh Mergi, the Executive Vice President of Business Development and a Director, of options to purchase Fifteen Thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(iii) the grant to Ms. Dana Gross, the Chief Marketing Officer and a Director, of options to purchase Thirty Five Thousand (35,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(iv) the grant to Dr. Hans Wagner, a Non-Employee Director, of options to purchase Fifteen Thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(v) the grant to Yossi Ben Shalom, a Non-Employee Director, of options to purchase Fifteen Thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(vi) the respective grants to each of Messrs. Yair Shoham and Itsik Onfus, each an External Director, of options to purchase Fifteen Thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved; and

(vii) in connection with sub-clauses (iv) – (vi) above, that the Company's pre-existing general policy of issuing a fixed number of options to the Non-Employee Directors on an annual basis (consistent with the applicable provisions of the Companies Law regarding the remuneration of External Directors) be, and the same hereby is, ratified and approved."

Since the members of the Board have a personal interest in the Ordinary Resolution approving the grant of options to the Directors, the Board does not express any opinion or recommendation with respect thereto.

ITEM 4

**APPROVAL OF INCREASE IN THE NUMBER OF ORDINARY SHARES
RESERVED FOR ISSUANCE UNDER THE COMPANY'S
2003 STOCK OPTION AND RESTRICTED STOCK INCENTIVE PLAN**

The Company's success depends to a significant extent on being able to attract and retain qualified personnel. At present, 5,000,000 Ordinary Shares are reserved for issuance under the Option Plan. As of September 27th, 2004, out of this reserve the Company has already granted to its employees, Directors and consultants options to purchase 3,152,340 Ordinary Shares. Unless and until the number of shares reserved for issuance under the Option Plan is increased, the Company may find itself unable to grant any significant number of options either to motivate and reward its existing employees, officers and consultants or to attract new employees, officers, and consultants. The Board believes that it is critical that the Company be able to continue to grant new options to its employees, officers and consultants.

The Board will present the following Ordinary Resolution at the Annual General Meeting:

"**RESOLVED,** that the number of Ordinary Shares reserved for issuance under the Company's 2003 Stock Option and Restricted Stock Incentive Plan (the "Option Plan") be increased by 3,000,000 Ordinary Shares, and that the Option Plan be amended accordingly."

The Board of Directors recommends a vote FOR approval of the proposed Ordinary Resolution increasing the number of Ordinary Shares reserved for issuance under the Company's Option Plan and amending the Option Plan accordingly.

Additional Matters for Discussion

CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31st, 2003 AND THE RELATED OPERATING AND FINANCIAL REVIEW AND PROSPECTS

At the Meeting, management will review the Consolidated Financial Statements and answer appropriate questions relating thereto. Both the Consolidated Financial Statements and the Operating and Financial Review and Prospects were included in the Company's Annual Report on Form 20-F for the year ended on December 31, 2003, which has been filed with the United States Securities and Exchange Commission on June 30, 2004. The Form 20-F may be viewed on and copied and printed from either the Company's website, www.m-systems.com, or the website of the SEC, www.sec.gov. In the event that you desire a copy of the Company's 2003 Form 20-F and do not have access to the aforementioned websites, please contact the Company's Legal Department at the address first listed above, and a copy will be mailed to you.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD,

Dov Moran
Chairman of the Board, President and Chief Executive Officer
M-Systems Flash Disk Pioneers Ltd.
Kfar Saba, Israel
September 27th, 2004